

Mail Stop 3628

December 15, 2015

Ryan C. Farris
President
Capital Auto Receivables LLC
200 Renaissance Center
Detroit, Michigan 48265

> **Re: Capital Auto Receivables LLC**
> **Registration Statement on Form SF-3**
> **Filed November 17, 2015**
> **File No. 333-208079**

Dear Mr. Farris:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Refer to General Instruction I.A.2. of Form SF-3.

2. Please confirm that all revisions made throughout the prospectus in response to the comments below will be applied to the applicable transaction documents, as necessary.

3. Please confirm that delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. Refer to General Instruction I.B.1(e) of Form SF-3.

Forward-Looking Statements

4. Please delete your disclosure regarding forward-looking statements as the provisions do not apply to initial public offerings.

Summary

Repurchases and Purchases of Receivables, page 8

5. We note your disclosure that "[i]f the delinquency trigger is met … and a majority of the noteholders vote to direct a review of delinquent receivables" the asset representations reviewer will conduct a review. Please revise to clarify that the voting requirement to initiate a review is "at least a majority of the noteholders by aggregate principal balance of the notes who have voted choose to approve initiating the asset representations review and at least 5% of the noteholders by aggregate principal balance of notes outstanding cast a vote."

Acquisition and Underwriting

Acquisition and Underwriting, page 27

6. We note your bracketed disclosure on page 28 that "[a] portion of the lower FICO non-prime applications are manually decisioned [sic] by a dedicated underwriting team. In addition, these accounts require more restrictive underwriting criteria and more comprehensive document verification." Please revise to clarify the following: 1) what constitutes a "lower FICO non-prime application," 2) how is it decided which of these lower FICO non-prime applications are manually reviewed, 3) what are the more restrictive underwriting criteria for such applications, and 4) what constitutes more comprehensive document verification.

Underwriting Exceptions, page 28

7. We note your disclosure that approved applicants that do not comply with all the credit guidelines typically have strong compensating factors that indicate a high ability of the applicant to repay the receivable. Please revise to describe these compensating factors.

The Receivables Pool

Depositor Review of the [Initial] Receivables Pool, page 40

8. We note your statement that a third party assisted in the review of the assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, you or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making

publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936) (Aug. 27, 2014).

Exceptions to Underwriting Guidelines, page 42

9. We note that the table explaining the nature of the exceptions categorizes exceptions only as either "credit characteristic exceeding guideline" or "collateral characteristic exceeding guideline." With respect to "credit characteristic exceeding guideline" category, please breakdown further to more specifically describe each particular credit characteristic exception and the number of contracts and the percentage of aggregate amount financed for each such exception. Item 1111(a)(8) of Regulation AB requires, in part, disclosure about how such assets deviate from the disclosed underwriting criteria.

10. Please revise, to the extent applicable, to include information about the compensating factors that were used to make the determination to include such receivables, including data on the amount of assets in the pool, or sample, that are represented as meeting each such factor and the amount of the assets that do not meet those factors. Refer to Item 1111(a)(8) of Regulation AB.

Asset Representations Review

Voting, page 45

11. We note your statement that "[w]ithin [90] days of publication that the delinquency trigger has been met or exceeded in the monthly statement to securityholders on Form 10-D, the noteholders may determine whether a review of 60 day or more delinquent receivables should be initiated by the asset representations reviewer." Later, you state that "noteholders will be allowed to vote for at least [150] days after the Form 10-D including disclosure that the trigger has been met or exceeded is filed." Please revise to clarify whether the reference to 90 days relates to the number of days that noteholders have to initiate a vote or whether it relates to the number of days that noteholders have to complete the vote to direct a review by the asset representations reviewer.

Dispute Resolution, page 47

12. We note that each notice from a noteholder "must be made in accordance with the requirements in the transaction documents." Please revise to describe the requirements of the notice as set forth in the transaction documents.

13. We note in the Form of the Asset Representations Review Agreement that the Form 10-D summary will not include receivable-level information and will only include aggregated data for distribution to investors. In light of the notice requirements as set forth in the

Form of Trust Sale and Servicing Agreement, specifically that the repurchase request must identify each receivable that is the subject of the request, the specific representation or warranty breached, the loss that occurred as a result of the breach, and the material and adverse effect of the breach on noteholders as whole, please clarify what information noteholders will be provided in order to make a sufficient notice.

14. We note your disclosure that, "[i]n the event that the asset representations reviewer determines that the representations and warranties related to a receivable have not failed, any repurchase request related to that receivable will be deemed to be resolved." This limitation on the availability of dispute resolution appears inconsistent with the shelf eligibility requirement. Refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release No. 33-9638) ("while we believed that our asset review shelf requirement would help investors evaluate whether a repurchase request should be made, we structured the dispute resolution provision so that investors could utilize the dispute resolution provision for any repurchase request, regardless of whether investors direct a review of the assets. We believe that organizing the dispute resolution requirement as a separate subsection in the shelf eligibility requirements will help to clarify the scope of the dispute resolution provision."). Please revise accordingly. Please also revise Section 2.05 in the Form of Trust Sale and Servicing Agreement.

15. We note that, in the case of binding arbitration, the burden of proof for alleged breaches of the representations or warranties will shift from a preponderance of the evidence to clear and convincing evidence of a breach if at least [12] months of payments have been received with respect to the related receivable. The imposition of a higher evidentiary standard by the sponsor in such instance appears to discourage investors from pursuing arbitration. Please tell us why it is appropriate for the sponsor, and not the arbitration panel, to determine the evidentiary standard.

16. We note that "statistical sampling" will not be permitted for purposes of determining additional receivables that may be subject to a repurchase request. This language appears to constrain noteholders who are required, in making a repurchase request, to identify each receivable that is the subject of the request and the specific representation or warranty breached. Please remove or explain why such a provision would be appropriate to constrain noteholders in this way.

17. We note your disclosure that "the proceedings of the mediation or binding arbitration, including the occurrence of such proceedings, …will be kept strictly confidential by each of the parties to the dispute." Please confirm to us that any restrictions will not infringe on the rights of noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3. Please also revise in light of your statement that the sponsor and depositor will provide notice of the commencement of any arbitration on the Form 10-D in order to give other noteholders the right to participate in the arbitration proceeding.

Credit Risk Retention

[Retained Eligible Horizontal Interest, page 79

18. We note on page 80 that, in calculating the fair value, you have assumed that receivables prepay at a constant rate. In Section III.B.1.b. of the Credit Risk Retention Adopting Release (Release No. 34-73407) (Oct. 22, 2014), the agencies stated that we expect the key inputs and assumptions would not assume straight lines. Please tell us why you believe an assumption of a constant prepayment rate is appropriate.

The Indenture Trustee, page 110

19. We note your discussion that the indenture trustee will be under no obligation to exercise any of the rights or powers under the indenture if it reasonably believes it will not be adequately indemnified. Please tell us why such contractual provisions would not undermine the indenture trustee's duties in connection with actions required by the shelf eligibility criteria relating to dispute resolution and the asset representations review.

Exhibits

Form of Pooling and Servicing Agreement, page 21

20. We note your statement that "the Seller shall review any Receivables with respect to which the Asset Representations Reviewer has determined that a breach of a representation or warranty set forth in Section 4.01 has occurred." Please revise to make clear that the asset representations reviewer is not responsible for determining whether noncompliance with the representations or warranties constitutes a breach of a contractual provision. Please also revise Section 2.04(b) of the Form of Trust Sale and Servicing Agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michelle Stasny at (202)551-3674 or me at (202)551-3731 with any other questions.

Sincerely,

/s/ M. Hughes Bates

M. Hughes Bates
Special Counsel
Office of Structured Finance

cc: Janette McMahan, Esq., Kirkland & Ellis LLP